UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Cytori Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

23283K 105

(CUSIP Number)

Kian Thiam Lim

Victoria Investments & Properties Pty Ltd

Level 12, 2 Queen Street

Melbourne, Victoria 3000

Australia

613 (9678) 0000

with a copy to:

Hayden J. Trubitt

Stradling Yocca Carlson & Rauth, P.C.

4365 Executive Drive, Suite 1500

San Diego, CA 92121

(858) 926-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 6, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a person’s initial filing on this form with respect to subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23283K 105	13D

1.	Names of Reporting Persons Kian Thiam Lim
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Malaysia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,089,400
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 5,089,400
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,400
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.7%
14.	Type of Reporting Person (See Instructions) IN

Explanatory Note

Kian Thiam Lim is filing this Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) to report that he has ceased to be the beneficial owner of more than 5% of the outstanding common stock, par value $0.001 per share (the “Common Stock”), of Cytori Therapeutics, Inc., a Delaware corporation (“Cytori”) and to report his dispositions of certain shares of Common Stock.

Item 1.	Security and Issuer

This Amendment No. 1 relates to the Common Stock of Cytori and amends the Schedule 13D statement filed on February 28, 2014 (the “Schedule 13D”). The principal executive offices of Cytori are located at 3020 Callan Road, San Diego, California 92121.

This Amendment No. 1 is being filed to amend Item 5 of the Schedule 13D as follows:

Item 5.	Interest in Securities of the Issuer

Items 5(a), (c), and (e) of the Schedule 13D are amended to reflect the following:

(a)	Mr. Lim owns 5,089,400 shares of Common Stock, representing beneficial ownership of approximately 4.7% of Cytori’s outstanding Common Stock, calculated based upon the 108,181,358 shares of Common Stock outstanding as of February 28, 2015, as reported in Cytori’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed by Cytori with the Securities and Exchange Commission on March 16, 2015. (Mr. Lim’s Common Stock beneficial ownership percentage had previously (before any of the transactions reported in this Amendment under Item 5(c) below) been materially reduced, without any action on his part, by virtue of Cytori having issued additional shares of Common Stock to other persons.)

(c)	On April 6, 2015, Mr. Lim sold 600,000 shares of Common Stock for $1.3709 per share. On April 7, 2015, Mr. Lim sold 617,400 shares of Common Stock for $1.3974 per share. On April 8, 2015, Mr. Lim sold 50,000 shares of Common Stock for $1.38 per share. On April 9, 2015, Mr. Lim sold 479,100 shares of Common Stock for $1.2521 per share. On April 10, 2015, Mr. Lim sold 10,600 shares of Common Stock for $1.2566 per share. On April 13, 2015, Mr. Lim sold 54,800 shares of Common Stock for $1.2082 per share. On April 14, 2015, Mr. Lim sold 250,000 shares of Common Stock for $1.118 per share. On April 15, 2015, Mr. Lim sold 400,000 shares of Common Stock for $1.0857 per share. On April 16, 2015, Mr. Lim sold 250,000 shares of Common Stock for $1.1497 per share. On April 17, 2015, Mr. Lim sold 198,700 shares of Common Stock for $1.1047 per share.

All of such sales were open market transactions, and for each day the price shown represents the weighted average sales price of all shares sold by him on the applicable day.

(e)	Mr. Lim ceased to be the beneficial owner of more than 5% of the Common Stock on April 16, 2015.

Item 7.	Material to be Filed as Exhibits

Limited Power of Attorney for Section 16 Reporting Obligations, Etc., executed by Kian Thiam Lim in favor of Hayden J. Trubitt on February 6, 2014 - incorporated herein by reference to Exhibit 24.1 to Mr. Lim’s Initial Statement of Beneficial Ownership of Securities on Form 3 filed on February 10, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment of Schedule 13D statement is true, complete and correct.

Date: April 20, 2015

/s/ Hayden J. Trubitt
Attorney-in-Fact for Kian Thiam Lim